UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

MEDICAL NUTRITION USA, INC.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
58461X107
(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2061
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.:	58461X107

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		1,752,113

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,752,113

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,752,113

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

SCHEDULE 13D

CUSIP No.:	58461X107	Page	3	of	15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,986,133

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,986,133

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,986,133

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13D

CUSIP No.:	58461X107	Page	4	of	15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,986,133

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,986,133

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,986,133

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13D

CUSIP No.:	58461X107	Page	5	of	15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). MARK H. RACHESKY, MD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF; AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,882,233

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,882,233

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,882,233

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

     This Statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 1 (“Amendment No. 1”), the Schedule 13D filed on September 8, 2004 (the “Original 13D”, and together with Amendment No. 1, the “Schedule 13D”) and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Medical Nutrition USA, Inc. (the “Issuer”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D.
     This Statement is being filed by the Reporting Persons (as defined below) to report a decrease in the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons resulting from an increase in the number of shares of Common Stock of the Issuer reported to be issued and outstanding.
Item 2. Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:
     This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
     (i) MHR Capital Partners Master Account LP (“Master Account”);
     (ii) MHR Advisors LLC (“Advisors”);
     (iii) MHR Fund Management LLC (“Fund Management”); and
     (iv) Mark H. Rachesky, M.D. (“Dr. Rachesky”).
     This Statement relates to the shares of Common Stock held for the accounts of each of Master Account, a limited partnership organized in Anguilla, British West Indies, and MHR Capital Partners (100) LP (“Capital Partners (100)”), a Delaware limited partnership. Advisors is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100) and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock held for the account of each of Master Account and Capital Partners (100). Dr. Rachesky is the managing member of Advisors and other affiliated entities and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100).
     MHR Capital Partners (500) LP (f/k/a MHR Capital Partners LP), an affiliate of the Reporting Persons (“Capital Partners (500)”), previously reported ownership of shares of Common Stock of the Issuer on the Original 13D. Capital Partners (500) transferred all of the shares of Common Stock previously owned by Capital Partners (500) as of such date to Master

Account and thereupon ceased to beneficially own any shares of Common Stock of the Issuer (as determined in accordance with Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).
     The Reporting Persons:
     The principal business of Master Account is investment in securities.
     Advisors is a Delaware limited liability company and the general partner of Master Account. The principal business of Advisors is to provide management and advisory services to Master Account. Current information concerning the identity and background of the directors and officers of Advisors is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100) and other affiliated entities. Current information concerning the identity and background of the directors and officers of Fund Management is set forth in Annex A hereto which is incorporated herein by reference in response to this Item 2.
     Dr. Rachesky is the managing member of Advisors and other affiliated entities. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.
     Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, N.Y. 10019.
     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
     The percentages set forth in this Statement are calculated based on information contained in the Issuer’s quarterly report for the quarterly period ended October 31, 2007 filed on Form 10-QSB, which disclosed that there were 14,175,411 shares of Common Stock outstanding as of December 11, 2007.
     (a) (i) Master Account may be deemed the beneficial owner of 1,752,113 shares of Common Stock (approximately 12.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

     (ii) Capital Partners (100) may be deemed the beneficial owner of 234,020 shares of Common Stock (approximately 1.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
     (iii) Advisors may be deemed the beneficial owner of 1,986,133 shares of Common Stock (approximately 14.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 1,752,113 shares of Common Stock held for the account of Master Account and (B) 234,020 shares of Common Stock held for the account of Capital Partners (100).
     (iv) Fund Management may be deemed the beneficial owner of 1,986,133 shares of Common Stock (approximately 14.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 1,752,113 shares of Common Stock held for the account of Master Account and (B) 234,020 shares of Common Stock held for the account of Capital Partners (100).
     (v) Dr. Rachesky may be deemed the beneficial owner of 2,882,233 shares of Common Stock (approximately 20.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management and Advisors and (B) 896,100 shares of Common Stock held for his own account.
     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 1,752,113 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 1,752,113 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.
     (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 234,020 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 234,020 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.
     (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 1,986,133 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 1,986,133 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.
     (iv) Fund Management may be deemed to have (x) the sole power to direct the disposition of 1,986,133 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 1,986,133 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

     (v) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 2,882,233 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 2,882,233 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     (c) There have been no transactions with respect to the shares of Common Stock in the last 60 days by any of the Reporting Persons.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
     (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of February 26, 2008, by and among Master Account, Advisors, Fund Management and Dr. Rachesky.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 26, 2008	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein
Name: Hal Goldstein Title: Vice President

MHR ADVISORS LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein Title: Vice President

MHR FUND MANAGEMENT LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein Title: Vice President

MARK H. RACHESKY, M.D.

	By:	/s/ Hal Goldstein, Attorney in Fact

Annex A
Directors and Officers of MHR Advisors LLC and MHR Fund Management LLC

Name/Citizenship	Principal Occupation	Business Address

Mark H. Rachesky, M.D. (United States)	Managing Member and Principal	40 West 57th Street 24th Floor New York, NY 10019

Hal Goldstein (United States)	Vice President and Principal	40 West 57th Street 24th Floor New York, NY 10019
Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of February 26, 2008, by and among MHR Capital Partners Master Account LP, MHR Advisors LLC, MHR Fund Management LLC and Mark H. Rachesky, M.D.